UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2023

Red Oak Capital Fund VI, LLC
(Exact name of issuer as specified in its charter)

Delaware	92-1160134
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5925 Carnegie Boulevard, Suite 110

Charlotte, NC 28209

(Full mailing address of principal executive offices)

(980) 288-6627

(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of Red Oak Capital Fund VI, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our Bond offering circular dated March 18, 2024, and our Preferred Membership Interest offering circular dated March 19, 2024, each as supplemented or amended from time to time, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference https://www.sec.gov/Archives/edgar/data/1957571/000165495424003320/redoakii_1apos.htm  (Bonds)

https://www.sec.gov/Archives/edgar/data/1957571/000165495424003377/redoakii_1apos.htm (Preferred)

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

Item 1. Business

General

Unless the context otherwise requires or indicates, references in this Annual Report on Form 1-K to “us,” “we,” “our” or “our Company” refer to Red Oak Capital Fund VI, LLC, a Delaware limited liability company.

Red Oak Capital Fund VI, LLC, a Delaware limited liability company, was formed on June 10, 2021 to originate and acquire senior loans collateralized by commercial real estate in the U.S. Our business plan is to originate, acquire, and manage commercial real estate loans and other commercial real estate-related debt instruments. While the commercial real estate debt markets are complex and continually evolving, we believe they offer compelling opportunities when approached with the capabilities and expertise of  Red Oak Capital GP, LLC, or our Manager, a wholly owned subsidiary of Red Oak Capital Holdings, LLC, or our Sponsor. Our Manager intends to actively participate in the servicing and operational oversight of our assets rather than subrogate those responsibilities to a third party.

Our investment objective is to preserve and protect our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. Our investment strategy is to originate loans and invest in debt and related instruments supported by commercial real estate in the U.S.  Through our Manager, we draw on our Sponsor’s and its affiliates’ established sourcing, underwriting and structuring capabilities in order to execute our investment strategy.

2

The Company does not intend to act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell, or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

On January 18, 2023 we filed an offering statement on Form 1-A with the United States Securities and Exchange Commission, or SEC, to offer up to $35,000,000 of our 8.00% Series A and 8.65% Series Ra Unsecured Bonds, and subsequently on January 20, 2023 we filed an offering statement on Form 1-A with the SEC to offer up to $40,000,000 of our Series A Preferred Units, pursuant to  exemptions from registration under Tier II of Regulation A, each referred to herein collectively as the “Offerings.”  Subsequently, the offering of our bonds was qualified on January 23, 2023, and our offering of preferred units was qualified on January 26, 2023, and we commenced offering the securities at that time. The Offering has issued $27,906,000, $430,000, and $18,592,000 of the Series A Bonds, Series Ra Bonds, and Series A Preferred Units, respectively. Proceeds of the Offerings, as well as a capital contribution by our Sponsor in exchange for Common Units, will be applied to invest in collateralized senior commercial mortgage notes, or property loans, and the payment or reimbursement of selling commissions and other fees, expenses and uses as described throughout this offering circular. We will experience a relative increase in liquidity as we receive additional proceeds from the Offerings and a relative decrease in liquidity as we spend net offering proceeds in connection with the acquisition and operation of our assets.

As of December 31, 2023, the Company held three senior secured loans, providing $26,200,000 of senior secured loans to various borrowers. The portfolio of loans possessed a weighted average interest rate of 9.66% and weighted average paid-in-kind (“PIK”) interest rate of 0.42% with maturities ranging from June 30, 2025 to December 31, 2025. The following tables outlines the major terms of each loan closed by the Company as lender and outstanding at December 31, 2023:

Borrower	Location	Maturity	Note Principal	Interest Rate
Hill Island CHP SPV, LLC	Sacramento, CA	6/30/2025	$5,550,000	11.00%
Ocean Shores Property Owner, LLC	D'Iberville, MS	12/31/2025	$6,900,000	9.50%
DE Gateway Center Other Units, LLC	West Bloomfield, MI	12/31/2025	$13,750,000	10.00%

We are managed by our Manager, which is wholly owned by our Sponsor, a Charlotte, NC based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

We commenced active operations upon the first closing of our Offering of Bonds on January 27, 2023. Through December 31, 2023, we have received approximately $26,023,000 and $17,333,000 in net proceeds from our offering of Bonds and Preferred Units, respectively, and have invested $26,200,000 in first lien mortgage loans, net of participations with related parties and a third-party lender. We intend to continue to sell the Bonds through December 31, 2024, or the date upon which our Manager determines to terminate the offering, in its sole discretion.

We intend to make reserve allocations as necessary to (i) aid our objective of preserving capital for our investors by supporting the maintenance and viability of assets we acquire in the future and (ii) meet the necessary covenants of the Bonds. If reserves and any other available income become insufficient to meet our covenants and cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, restructuring property loans or liquidating our investment in one or more assets. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us. Additionally, our ability to borrow additional funds will be limited by the restrictions placed on our and our subsidiaries' borrowing activities by our indenture.

3

Results of Operations – for the period ended December 31, 2023

We operate on a calendar year. Set forth below is a discussion of our operating results for the period January 23, 2023 (commencement of operations) through December 31, 2023.

As of December 31, 2023, the Company held three senior secured loans, pursuant to which the Company, as the lender, provided $26,200,000 of senior secured loans to various borrowers. This set of loans possessed interest rates ranging between 9.50% and 11.00% (10% weighted average) and maturities ranging from June 30, 2025 to December 31, 2025.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to one percent (1.0%) of the outstanding and unpaid principal at the time of each additional extension and a half percent (0.5%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

On June 30, 2023, the Company entered into a loan agreement with Hill Island CHP SPV LLC, a Delaware limited liability company, to provide an $8.0 million senior secured mortgage loan. The mortgage loan holds a total interest rate of 11.0% (including a 2% PIK rate) and an initial maturity date of June 30, 2025. Per the terms of the loan agreement, the maturity date can be extended for up to two consecutive 6-month periods. The underlying property is a single-story office building located in Sacramento, CA.

On August 4, 2023, the Company entered into a Loan Participation and Servicing Agreement (the “Participation Agreement”) whereby the Company sold a participation interest in the loan held with Hill Island CHP SPV LLC equal to approximately 5.6% of a $8.0 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company (the “Participant”), for a purchase price of $450,000.

On December 1, 2023, the Company entered into a Loan Participation and Servicing Agreement (the “Participation Agreement”) whereby the Company sold a participation interest in the loan held with Hill Island CHP SPV LLC equal to approximately 25% of a $8.0 million senior secured loan to Milestone Bank, a Utah corporation (the “Participant”), for a purchase price of $2.0 million.

On December 12, 2023, the Company entered into a loan agreement with Ocean Shores Property Owner, LLC, a Delaware limited liability company, to provide a $7.7 million senior secured mortgage loan. The mortgage loan holds a total interest rate of 9.5% and an initial maturity date of December 31, 2025. Per the terms of the loan agreement, the maturity date can be extended for up to two consecutive 6-month periods. The underlying property is a multifamily apartment complex located in the state of Mississippi.

On December 15, 2023, the Company entered into a Loan Participation and Servicing Agreement (the “Participation Agreement”) whereby the Company sold a participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 10.4% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company (the “Participant”), for a purchase price of $800,000.

On December 19, 2023, the Company entered into a loan agreement with DE Gateway Center Other Units LLC, a Delaware limited liability company, to provide a $14.5 million senior secured mortgage loan. The mortgage loan holds a total interest rate of 10.0% and an initial maturity date of December 31, 2025. Per the terms of the loan agreement, the maturity date can be extended for up to two consecutive 6-month periods. The underlying property is a shopping center located in the state of Michigan.

4

On December 19, 2023, the Company entered into a Loan Participation and Servicing Agreement (the “Participation Agreement”) whereby the Company sold a participation interest in the loan held with DE Gateway Center Other Units LLC equal to approximately 5.2% of a $14.5 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company (the “Participant”), for a purchase price of $750,000.

For the period ending December 31, 2023, our total revenues from operations, consisting substantially of interest income, amounted to $555,939. Operating costs for the same period, including bond interest expense of $1,592,883, management fees of $248,646 and organization fees of $983,560 amounted to $3,067,050. Net loss for the period amounted to $2,511,111.

Results of Operations – as of December 31, 2022

We had not commenced operations as of December 31, 2022.

Liquidity and Capital Resources

As of December 31, 2023, we had sold $27,906,000, $430,000, and $18,592,000 of Series A Bonds, Series Ra Bonds, and Series A Preferred Units, respectively, pursuant to our offering. Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt.

As of December 31, 2023, the Company had cash on hand of $15,698,146 and bond service reserves of $1,062,600.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and any continuing debt service obligations. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage the asset to increase liquidity.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds of this offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

As of December 31, 2023, we had sold $46,928,000 of Bonds and Member Units.  Subsequent to December 31, 2023, and as of the filing date of this report, we have held one close, raising $771,000 of Series A Bonds, $100,000 of Series Ra Bonds, and $657,000 of Series A Preferred Units. We intend to use the net proceeds from the Offering to continue to issue senior secured loans on commercial real estate and thereby increase cash flows.

In the second half of 2023, the Company closed two senior secured commercial real estate loans with combined principal of $20,650,000, net of participations with related parties. Subsequent to December 31,2023, the Company closed one additional commercial real estate loan with principal of $10,150,000 and also closed two additional participations with aggregate principal of $650,000. We currently have a robust pipeline of origination opportunities and we expect capital deployment to increase through 2024. As we issue additional senior secured loans on commercial real estate, the Company’s cash flows increase.

5

As a result of macro events including  inflation and geopolitical developments, uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of these events has been rapidly evolving and presents material uncertainty and risk with respect to our future financial results and capital raising efforts. We are unable to quantify the impact these events may have on us at this time. As of the date of this report, the loans in the Company’s portfolio are performing. However, we may experience adverse effects in the performance of our loans in the future as a result of economic conditions which may materially alter our ability to pay our debt service obligations and fees.

Item 3. Directors and Officers

                As of the issuance date of this report, the following table sets forth information on our board of managers and executive officers of our Sponsor. We are managed by our Manager, which is majority owned and controlled by our Sponsor. Consequently, we do not have our own separate board of managers or executive officers.

Name	Age	Position with our Company	Director/Officer Since
Gary Bechtel	66	Chief Executive Officer*	August 2020
Kevin P. Kennedy	58	Chief Sales and Distribution Officer*	November 2019
Raymond T. Davis	57	Chief Business Development Officer*	November 2019
Paul Cleary	60	President and Chief Operating Officer	March 2022
Thomas McGovern	45	Chief Financial Officer	April 2022
Robert Kaplan	53	Chief Legal Officer and EVP	March 2023

*Member of the board of managers of the Sponsor, which controls our Manager, which controls our company.

Set forth below is biographical information for our Sponsor’s executive officers.

Gary Bechtel, Chief Executive Officer of our Sponsor and a member of the board of managers of ROHM.  Gary previously served as President of Money360 and was responsible for developing and executing Money360’s expansion strategy. Gary also served on Money360’s Credit Committee and Board of Directors. Prior to joining the Money360, he was Chief Lending/Originations Officer of CU Business Partners, LLC, the nation’s largest credit union service organization (CUSO).  Previously, Gary held management or production positions with Grubb & Ellis Company, Meridian Capital, Johnson Capital, FINOVA Realty Capital, Pacific Southwest Realty Services and Hometown Commercial Capital. Gary began his career with the Alison Company and over the past thirty-four years has been involved in all aspects of the commercial real estate finance industry, as a lender and as an intermediary, including the origination, underwriting, structuring, placement and closing of over $10B in commercial debt transactions, utilizing various debt structures which have included permanent, bridge, equity, mezzanine and construction on transactions of $1M to $250M. These transactions were placed with a variety of capital sources that included life companies, commercial banks, credit unions and equity and mezzanine funds, on property types that included office, retail, industrial, multifamily, hospitality, self storage and manufactured housing.  He is or has been a member of the Mortgage Bankers Association of America, California Mortgage Bankers Association, National Association of Industrial and Office Properties, and International Council of Shopping Centers. Gary has spoken at numerous industry events and written articles and has been regularly quoted in a number of regional and national publications.

Kevin P. Kennedy is a founding partner, Chief Sales and Distribution Officer of our Sponsor and a member of the board of managers for ROHM. He is responsible for capital acquisition, platform distribution and broker dealer relationships. Kevin has 25 years of experience in investment management. Most recently, he was with BlackRock Investment Management Corporation from 1990 to 2016, where he served as Managing Director and Divisional Sales Director prior to leaving. His team was responsible for selling and marketing BlackRock’s active, passive and alternative investments. Prior to BlackRock, Kevin was a Director and Vice President for Merrill Lynch Investment Managers covering the Midwest region. He began his career with Merrill Lynch in 1990 as a trading liaison. He was instrumental in helping both firms raise billions in sales, increase revenue, new offerings, platform enhancements and sales team development. Kevin holds a Series 7, 24, 63, 65 and 66 securities licenses. He received his Bachelor of Arts degree from Duquesne University, in Pittsburg, PA.  He completed his Certified Investment Management Analyst certification (CIMA) designation from Wharton Executive Education-University of Pennsylvania in 2007.

6

Raymond T. Davis is Chief Business Development Officer of our Sponsor and a member of the board of managers of ROHM. Ray is responsible for the company’s long-term business strategy, including supporting our lending product development, and leading capital strategy, which includes concurrently developing strategic offerings with investment partners amongst the independent broker dealer community, family offices and pension funds. Ray has more than 20 years of management experience. Since 2014, Ray has focused is operational and strategic skills on implementing policy, process and operational enhancements for various investment funds and vehicles distributed in the independent broker dealer community. Ray has served both private companies and registered alternative investment funds in various senior roles. Ray attended Wayne State University.

Paul Cleary is President and Chief Operating Officer of our Sponsor. Paul brings nearly 25 years of national commercial real estate lending experience involving small-balance originations, construction loans, as well as a federally chartered credit union’s national CRE loan portfolio. He most recently served as a Senior Loan Originator for Parkview Financial, a national private mid-market commercial construction lender.  He previously served as Chief Operating Officer for Money360, a national private mid-market commercial real estate lender. His role encompassed the development of lending operations to fuel growth, which included managing loan production growth. Prior to joining Money360, Paul was a founding member and the EVP, National Production Manager for Cherrywood Commercial Lending, a national small balance commercial real estate lender. Paul has held management or production positions with Kinecta Federal Credit Union, Impac Commercial Capital, Hawthorne Savings, Fremont Investment and Loan as well as FINOVA Realty Capital. He earned a master’s degree in Business Administration from the University of California, Irvine, a juris doctor degree (JD) from the University of San Diego School of Law and a bachelors’ degree with a Political Finance concentration from the University of California, Santa Barbara.

Thomas McGovern is Chief Financial Officer of our Sponsor. Thomas is responsible for leading the financial accounting and reporting function, including supporting the capital raising and investor relations efforts. Thomas previously served as Interim Chief Financial Officer for Veronica’s Insurance, a personal lines property and casualty insurance broker. Prior to that he spent 20 years on Wall Street as an investment banker and equity research analyst, most recently covering non-depository lenders and financial institutions sponsors as an Executive Director at Nomura Securities International. He also advised depository and non-depository lenders as a Vice President at The Royal Bank of Canada Capital Markets, a Vice President at independent advisory firm Cypress Associates and a member of the Global Financial Institutions investment banking group at Morgan Stanley. Thomas had been a sell side equity research analyst at Lehman Brothers covering banks and thrifts for the top ranked Institutional Investor mortgage & specialty finance research group. He earned an MBA from the Darden Graduate School of Business at the University of Virginia and a BA in Economics from Hamilton College where he graduated summa cum laude. Thomas is a Certified Public Accountant (CPA), holds the Chartered Financial Analyst (CFA) designation, and the Series 79 securities license.

Robert R. Kaplan, Jr. serves as Chief Legal Officer and Executive Vice President for Corporate Development of our Sponsor. Throughout his nearly 30-year career, Robert has represented clients and worked in such diverse industries as financial services and products, real estate, technology, professional sports, manufacturing and retail/consumer products. He has completed more than $4 billion worth of securities transactions, including registered and exempt securities offerings, private equity and institutional investment, real estate funds and syndications and REITs, in addition to institutional financings of real estate acquisitions and M&As. Recognized in the Best Lawyers in America within his fields each year since 2013, Robert was also selected as the 2022 “Lawyer of the Year” by Best Lawyers® for leveraged buyouts and private equity law. From 2012 to 2016, the Governor of the Commonwealth of Virginia called on Rob to serve on the Virginia Board of Housing and Community Development. Rob received his J.D. from the  Marshall-Wythe School of Law at the College of William & Mary and his A.B. from the College of William & Mary.

7

Director and Executive Compensation

Our company does not have executives. It is operated by our Manager. We will not reimburse our Manager for any portion of the salaries and benefits to be paid to its executive officers.

Item 4. Security Ownership of Management and Certain Security Holders

The table below sets forth, as of the issuance date of this report, certain information regarding the beneficial ownership of our outstanding membership units for (1) each person who is expected to be the beneficial owner of 10% or more of our outstanding membership units and (2) each of our named executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding membership units. Each person named in the table has sole voting and investment power with respect to all of the membership units shown as beneficially owned by such person. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.

Title of Class	Name and Address of Beneficial Owner*	Amount and Nature of Beneficial Ownership**	Percent of Class
Common Units	Red Oak Capital Holdings, LLC	6,000	100% (1)
Common Units	Gary Bechtel	6,000	100% (2)
Common Units	Kevin Kennedy	6,000	100% (3)
Common Units	Raymond Davis	6,000	100% (4)
Common Units	All Executives and Managers	6,000	100%

_________________

* Unless otherwise noted above, the address of the persons and entities listed in the table is c/o 5925 Carnegie Boulevard, Suite 110, Charlotte, North Carolina 28209.

** Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities regardless of whether her or she has an economic or pecuniary interest in such securities.

(1) Common Units issued to our Sponsor, Red Oak Capital Holdings, LLC (“Sponsor”) as consideration for a capital commitment of $1,500,000, which may be called at times and in amounts in the discretion of the Manager. As such, each of Messrs. Bechtel, Kennedy and Davis have shared voting and dispositive power of such Common Units owned by our Sponsor. Messrs. Bechtel, Kennedy and Davis are officers of our Sponsor which is the sole member of our Manager, and on the Board of Managers of Red Oak Capital Holdings Management, LLC (“ROHM”), which is the manager of and owns 100% of the interests in our Sponsor. Messrs. Bechtel, Kennedy and Davis also own 19.16%, 27.65% and 12.77% of non-voting units of our Sponsor, respectively. Additionally, White Oak Capital Holdings, LLC, of which each of Messrs. Bechtel and Davis own 40% interests, owns 40.42% of the non-voting units of our Sponsor. Each of Messrs. Bechtel, Kennedy and Davis disclaim beneficial ownership of the Common Units held by the Sponsor, except to the extent of each individual’s proportionate pecuniary interests therein.

(2) Reflects Common Units held by our Sponsor, of which ROHM is the manager and holder of 100% of the voting interests. Mr. Bechtel is an officer of our Sponsor, which is the sole member of our Manager, and a member of the board of managers of ROHM, and as such, is deemed to have shared voting and dispositive power over the shares held by our Sponsor. Mr. Bechtel disclaims beneficial ownership of shares held by our Sponsor, except to the extent of his proportionate pecuniary interest therein.

(3) Reflects Common Units held by our Sponsor, of which ROHM is the manager and holder of 100% of the voting interests. Mr. Kennedy is an officer of our Sponsor, which is the sole member of our Manager, and a member of the board of managers of ROHM, and as such, is deemed to have shared voting and dispositive power over the shares held by our Sponsor. Mr. Bechtel disclaims beneficial ownership of shares held by our Sponsor, except to the extent of his proportionate pecuniary interest therein.

(4) Reflects Common Units held by our Sponsor, of which ROHM is the manager and holder of 100% of the voting interests. Mr. Davis is an officer of our Sponsor, which is the sole member of our Manager, and a member of the board of managers of ROHM, and member of the board of managers of ROHM, and as such, is deemed to have shared voting and dispositive power over the shares held by our Sponsor. Mr. Bechtel disclaims beneficial ownership of shares held by our Sponsor, except to the extent of his proportionate pecuniary interest therein.

Item 5. Interest of Management and Others in Certain Transaction

For further details, please see Note 4, Related Party Transactions in Item 7, Financial Statements

Item 6. Other Information

                None.

 Item 7. Financial Statements

8

RED OAK CAPITAL FUND VI, LLC

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2023 AND DECEMBER 31, 2022

9

Red Oak Capital Fund VI, LLC

10

INDEPENDENT AUDITOR’S REPORT

To the Managing Member

Red Oak Capital Fund VI, LLC

Opinion

We have audited the accompanying financial statements of Red Oak Capital Fund VI, LLC (the “Company,” a Delaware limited liability corporation), which comprise the balance sheet as of December 31, 2023 and 2022, and the related statements of operations, changes in member’s capital, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations, changes in member’s capital, and cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

11

To the Managing Member

Red Oak Capital Fund VI, LLC

Page Two

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ UHY LLP

Farmington Hills, Michigan

April 22, 2024

12

Red Oak Capital Fund VI, LLC

Balance Sheets

	December 31, 2023	December 31, 2022
Assets

Current assets:
Cash and cash equivalents	$15,698,146	$-
Restricted cash - bond service reserve	1,062,600	-
Interest receivable	109,780	-
Total current assets	16,870,526	-

Long-term assets:
Mortgage loans receivable, held for investment, net	25,843,923	-

Total assets	$42,714,449	$-

Liabilities and Members' Capital

Current liabilities:
Loan interest reserves	$858,807	$-
Loan construction reserves	629,074	-
Bond interest payable	518,483	-
Prepaid bond interest	21,459	-
Distributions payable	471,300	-
Management fees payable	68,620	-
Accounts payable	37,748	-
Contributions received in advance	35,000	-
Total current liabilities	2,640,491	-

Long-term liabilities:
Series A bonds payable, net	25,828,868	-
Series A R-bonds payable, net	419,924	-
Total long-term liabilities	26,248,792	-

Members' Capital:
Common Units	197	-
Preferred Series A Units	13,824,969	-
Total members' capital	13,825,166	-

Total liabilities and members' capital	$42,714,449	$-

13

Red Oak Capital Fund VI, LLC

Statements of Operations

	For the Year Ending December 31
	2023	2022
Revenue:
Mortgage interest income	$468,492	$-
Paid-in-kind interest income	72,806	-
Dividend income	12,565	-
Other income	2,076	-
Total revenue	555,939	-

Expenses:
Interest expense	1,592,883	-
Organization fees	938,560	-
Professional fees	286,961	-
Management fees	248,646	-
Total expenses	3,067,050	-

Net income (loss)	$(2,511,111)	$-

14

Red Oak Capital Fund VI, LLC

Statements of Changes in Members' Capital

		Preferred
	Common Units	Series A Units	Total

Members' capital, January 1, 2022	$-	$-	$-

Net income (loss)	-	-	-

Members' capital, January 1, 2023	$-	$-	$-

Capital contributions	200	18,592,000	18,592,200

Capital distributions	-	(908,003)	(908,003)

Syndication costs	-	(1,347,920)	(1,347,920)

Net income (loss)	(3)	(2,511,108)	(2,511,111)

Members' capital, December 31, 2023	$197	$13,824,969	$13,825,166

15

Red Oak Capital Fund VI, LLC

Statements of Cash Flows

	For the Year Ending December 31
	2023	2022
Cash flows from operating activities:
Net income (loss)	$(2,511,111)	$-

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Accretion of loan origination income	(44,798)	-
Amortization of debt issuance costs	225,950	-

Change in other operating assets and liabilities:
Net change in interest receivable	(109,780)	-
Net change in bond interest payable	518,483	-
Net change in prepaid bond interest	21,459	-
Net change in management fees payable	68,620	-
Net change in accounts payable	37,748	-

Net cash provided by (used in) operating activities	(1,793,429)	-

Cash flows from investing activities:
Mortgage notes issued	(25,799,126)	-
Loan interest reserves	858,807	-
Loan construction reserve additions	1,132,828	-
Loan construction reserve drawdowns	(503,754)	-

Net cash provided by (used in) investing activities	(24,311,245)	-

Cash flows from financing activities:
Capital contributions, including contributions received in advance	18,627,200	-
Capital distributions, net of distributions payable	(436,703)	-
Syndication costs	(1,347,920)	-
Proceeds from Series A Bonds	27,906,000	-
Proceeds from Series A R-Bonds	430,000	-
Payment of debt issuance costs	(2,313,157)	-

Net cash provided by (used in) financing activities	42,865,420	-

Net change in cash, cash equivalents, and restricted cash	16,760,746	-

Cash, cash equivalents, and restricted cash, beginning of year	-	-

Cash, cash equivalents, and restricted cash, end of year	$16,760,746	$-

Supplemental disclosures of cash flow information:
Interest paid	$1,016,736	$-
Preferred distributions accumulated but unpaid to Series A Unitholders	$471,300	$-

16

Red Oak Capital Fund VI, LLC Notes to Financial Statements December 31, 2023 and December 31, 2022

1. Organization

Red Oak Capital Fund VI, LLC, (the “Company”) is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and Red Oak Capital Holdings, LLC is the sponsor. The Managing Member owns 100% of the Common Units and effectively controls all aspects of the Company.

The Company formed on June 10, 2021 and commenced operations on January 23, 2023. As of December 31, 2023, the Company has raised $18.59 million of Series A Preferred Membership Interests (the “Series A Units”), $27.91 million of Series A Unsecured Bonds (the “A Bonds”) and $0.43 million of Series Ra Unsecured Bonds (the “Ra Bonds”, collectively the “Bonds”). The Company anticipates raising a maximum of $40 million of Series A Units and a maximum of $35 million of Bonds pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The Company’s term is indefinite.

The Company’s operations may be affected by macro events, including inflation and geopolitical developments. Possible effects of these events may include, but are not limited to, delay of payments from borrowers, an increase in extension risk, higher rate of defaults, and delaying loan closing periods. Any future disruption which may be caused by these developments is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

2. Significant accounting policies

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and all values are stated in United States dollars.

Use of estimates

The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company’s financial statements.

Fair value – hierarchy of fair value

In accordance with FASB ASC 820, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

17

Red Oak Capital Fund VI, LLC Notes to Financial Statements December 31, 2023 and December 31, 2022

2. Significant accounting policies (continued)

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Restricted cash represents cash held in escrow for the benefit of the Company’s bondholders for the payment of the debt service obligation.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation or Securities Investor Protection Corporation limitations.

The Company follows ASU 2016-18, “Restricted Cash”, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the year should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance that sum to the total of the same such amounts shown in the statement of cash flows as of December 31, 2023 and December 31, 2022:

	12/31/2023	12/31/2022
Cash and cash equivalents	$15,698,146	$-
Restricted cash – bond service reserve	1,062,600	-
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$16,760,746	$-

Mortgage loans receivable

Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable will have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Allowance for credit losses

The Company will recognize an allowance for credit losses for financial assets carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance will be based on the credit losses expected to arise over the life of the asset (contractual term), which includes consideration of prepayments and based on the Company’s expectations as of the balance sheet date.

18

Red Oak Capital Fund VI, LLC Notes to Financial Statements December 31, 2023 and December 31, 2022

2. Significant accounting policies (continued)

The Company utilizes a loss rate approach in determining its lifetime expected credit losses on its loans held for investment. This method is used for calculating an estimate of losses based on management and the Company’s expertise in the commercial real estate bridge lending space and is comprised of an estimate of the probability of default of a given loan and the expectation of total loss, including costs to remediate and/or sell, in the event of such default. In determining its loss rates, the Company uses a multi-factor model to ascertain the likelihood of a borrower experiencing distress and going into default and quantifies a potential loss based on the carrying value of the underlying collateral on its balance sheet in relation to its fair value as determined by the most recent appraisal on an “as-is” basis less selling costs. At December 31, 2023 and 2022, no loan loss reserve was recorded.

Credit Quality Indicators

The Company analyzes the loans in its portfolio based on the internal credit risk grading process pursuant to CECL (as defined below). Internal credit risk grading process includes an ongoing process that evaluates, among other things: (i) the borrower’s ability to repay; (ii) the underlying collateral; (iii) the risk inherent to a particular commercial real estate sector; and (iv) the risk endemic to the market and geography in which the borrower operates.

The Company assigns weights to a number of standard risk factors that apply across the portfolio. The weightings are based on management’s experience in the bridge lending credit market and have been specifically tailored to the offered loan products. These include loan to value (LTV), sector risk, market risk, sponsor risk and debt service coverage ratio (DSCR). In addition, subjective risk factors, including borrower past performance, borrower management / business plan performance, macroeconomic trends and other relevant facts or trends are analyzed in conjunction with standard factors to provide enhancement or diminution to the credit profile of the loan. This analysis provides for a stratification of the loan portfolio across the following internal grades:

1.	Prime – minimal probability of default
2.	Pass – low probability of default
3.	Low pass – material probability of default
4.	Watch – significant probability of default
5.	Special mention – substantial probability of default
6.	Substandard – more likely than not probability of default
7.	Doubtful – highly likely probability of default
8.	Default / loss – defaulted / expected to default

All loans outstanding as of December 31, 2023 were classified in the watch credit risk category.

Accrued Interest Receivable

The Company elected to present the accrued interest receivable balance separately in its balance sheet from the amortized cost of the loan and available for sale securities. Accrued interest receivable was $109,780 and $0 as of December 31, 2023 relating to loans and available for sale securities, respectively.

Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management’s judgement as to the collectability of principal.  In addition, it will be necessary to consider if any previously accrued interest should be reversed. Write-off of accrued interest receivables is recognized by reversing interest income. There were no write-offs of loan accrued interest receivables or available for sale accrued interest receivable during the year ended December 31, 2023.

19

Red Oak Capital Fund VI, LLC Notes to Financial Statements December 31, 2023 and December 31, 2022

2. Significant accounting policies (continued)

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. No loans were in nonaccrual status as of December 31, 2023 or December 31, 2022.

The Company will place a loan on non-accrual status for financial accounting purposes on the same date the loan is put into default status. A loan will formally go into default when an event of default has occurred as defined in the loan agreement, a notice of default has been sent to the borrower, and the borrower has not cured the default within the allotted period provided in the notice of default. Exceptions to the non-accrual policy may be made when the collateral value significantly exceeds the outstanding principal and accrued interest of the loan. Additionally, when the nature of the default does not materially impact the likelihood of collection, management may determine that non-accrual status is not appropriate.

Loan origination income is amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. Accretion of loan origination income totaled $44,798 and $0 for the years ending December 31, 2023 and December 31, 2022, respectively, which is included in interest income in the accompanying statement of operations. The Company had gross mortgage loans receivable of $26.2 million and $0, presented net of $0.36 million and $0 of unamortized deferred loan origination income as of December 31, 2023 and December 31, 2022.

Bonds payable

Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Company’s mortgage loans receivable at fair value.

Income taxes

As a limited liability company, the Company itself is not subject to United States federal income taxes. Each member is individually liable for income taxes, if any, on its share of the Company’s net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying financial statements. The Company anticipates paying distributions to members in amounts adequate to meet their tax obligation.

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, Income Taxes, as amended by Accounting Standards Update 2009-06, Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities. This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

As of December 31, 2023 and December 31, 2022, the Company had not recorded any benefit or liability for unrecognized taxes.

20

Red Oak Capital Fund VI, LLC Notes to Financial Statements December 31, 2023 and December 31, 2022

2. Significant accounting policies (continued)

The Company files United States federal income tax returns as well as various state returns. With few exceptions, the Company’s tax returns and the amount of allocable income or loss are subject to examination by taxing authorities for three years subsequent to the Company’s commencement of operations. If such examinations result in changes to income or loss, the tax liability of the members could be changed accordingly. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

The Company accrues all interest and penalties under relevant tax law as incurred. As of December 31, 2023 and December 31, 2022, no amount of interest and penalties related to uncertain tax positions was recognized in the Statement of Operations.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Adoption of Accounting Standards

On January 1, 2023, the Company adopted Accounting Standards Update No, 2016-13, Measurement of Credit Losses on Financial Instruments, and its related amendments using the prospective method (commonly referred to as “CECL”). The new standard changes the impairment model for most financial assets that are measured at amortized cost from an incurred loss model to an expected loss model and adds certain new required disclosures. Under the expected loss model, entities will recognize credit losses to be incurred over the entire contractual term of the instrument rather than delaying recognition of credit losses until it is probable the loss has been incurred. In accordance with ASC 326, the Company evaluates certain criteria, including probability of borrower default and the fair value of the underlying collateral to determine the appropriate allowance for credit losses. There was no provision for loan loss recorded for the year ended December 31, 2023 as a result of the adoption of ASC 326, and there were no prior period adjustments related to the adoption of ASC 326.

3. Allocation of net income and loss

As described in more detail in Article VII of the Operating Agreement, the Net Profits and Net Losses of the Company (and to the extent necessary, any allocable items of gross income, gain, loss and expense includable in the computation of Net Profits and Net Losses) shall be allocated among all Unitholders in such a manner that, as of the end of the taxable year or other relevant period, and to the extent possible, the Capital Account of each Unitholder shall be equal to (1) the net amount which would be distributed to such Unitholder if the Company were to liquidate the assets of the Company for an amount equal to their Adjusted Book Value, pay all liabilities of the Company (limited, with respect any nonrecourse liabilities, to the Adjusted Book Value of the assets securing such nonrecourse liabilities), and distribute the proceeds in liquidation in accordance with Section 10.2(a), minus (2) the Unitholder’s share of Company Minimum Gain and Unitholder Minimum Gain.

21

Red Oak Capital Fund VI, LLC Notes to Financial Statements December 31, 2023 and December 31, 2022

4. Related party transactions

The Company will pay an annual management fee, calculated and payable on a quarterly basis, in advance, to the Managing Member. The management fee is based on an annual rate of 1.00% of (i) all capital contributions of the Unitholders, net of any amounts invested at that time in loans or debt instruments, plus (ii) the outstanding principal amount of each loan or real estate debt instrument then held, including loans secured by real estate owned as a result of borrower default. For the years ended December 31, 2023 and December 31, 2022, the Company incurred management fees of $248,646 and $0, respectively, of which $68,620 and $0 remained payable to the Managing Member as of December 31, 2023 and December 31, 2022.

The Company will pay organization fees, calculated and payable at every closing, to the Managing Member. The organization fee is calculated as 2.00% of gross capital contributed by the Unitholders and the gross principal outstanding of all Bonds. For the years ended December 31, 2023 and December 31, 2022, $938,560 and $0 of organization fees have been incurred, respectively. As of December 31, 2023, zero organization fees are payable to the Managing Member.

The Company will pay a disposition fee to the Managing Member in the amount of 0.50% of the proceeds received from the repayment of the principal amount of any of our debt investments or any other disposition of the underlying real estate. No disposition fees have been accrued or paid during the years ended December 31, 2023 and December 31, 2022.

5. Mortgage loans receivable

Mortgage loans receivable as of December 31, 2023 and December 31, 2022 are comprised of the following:

	12/31/2023	12/31/2022
Mortgage loans receivable	$26,200,000	$-
Deferred origination fees	(356,077)	-
Mortgage loans receivable, held for investment, net	$25,843,923	$-

As of December 31, 2023, the Company held approximately $25.8 million of mortgage loans receivable. At December 31, 2023, this consisted of three mortgage loans with an interest rate weighted average of 9.66% and additional paid-in-kind interest rate weighted average of 0.42%, with a maturities ranging from June 30, 2025 to December 31, 2025. The notes carry an original maturity of twenty-four months with two optional six-month extensions. The Company earned and accrued $468,492 of mortgage loan interest income and $72,806 of paid-in-kind (“PIK”) interest income during the year ending December 31, 2023. As of December 31, 2022, the Company held no mortgage loans and no interest income was earned during the year ended December 31, 2022.

In accordance with the loan agreement, the borrower must fund a loan interest reserve account with six to twelve months of interest payments. As of December 31, 2023 and December 31, 2022, the loan interest reserve account, including prepaid interest, contained $858,807 and $0, respectively. Additionally, the Company holds certain construction funds on behalf of the borrower which are then paid out in accordance with a construction budget, draw schedule, and payment schedule, as applicable. As of December 31, 2023 and December 31, 2022, the loan construction reserve account contained $629,074 and $0, respectively.

On June 30, 2023, the Company entered into a loan agreement with Hill Island CHP SPV LLC, a Delaware limited liability company, to provide an $8.0 million senior secured mortgage loan. The mortgage loan holds a total interest rate of 11.0% and an initial maturity date of June 30, 2025. Per the terms of the loan agreement, the maturity date can be extended for up to two consecutive 6-month periods. The underlying property is a single-story office building located in Sacramento, CA.

22

Red Oak Capital Fund VI, LLC Notes to Financial Statements December 31, 2023 and December 31, 2022

5. Mortgage loans receivable (continued)

On August 4, 2023, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest in the loan held with Hill Island CHP SPV LLC equal to approximately 5.6% of a $8.0 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $450,000.

On December 1, 2023, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest in the loan held with Hill Island CHP SPV LLC equal to approximately 25% of a $8.0 million senior secured loan to Milestone Bank, a Utah corporation, for a purchase price of $2.0 million.

On December 15, 2023, the Company entered into a loan agreement with Ocean Shores Property Owner, LLC, a Delaware limited liability company, to provide a $7.7 million senior secured mortgage loan. The mortgage loan holds a total interest rate of 9.5% and an initial maturity date of December 31, 2025. Per the terms of the loan agreement, the maturity date can be extended for up to two consecutive 6-month periods. The underlying property is a multifamily apartment complex located in the state of Mississippi.

On December 15, 2023, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 10.4% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $800,000.

On December 19, 2023, the Company entered into a loan agreement with DE Gateway Center Other Units LLC, a Delaware limited liability company, to provide a $14.5 million senior secured mortgage loan. The mortgage loan holds a total interest rate of 10.0% and an initial maturity date of December 31, 2025. Per the terms of the loan agreement, the maturity date can be extended for up to two consecutive 6-month periods. The underlying property is shopping center located in the state of Michigan.

On December 19, 2023, the Company entered into a Loan Participation and Servicing Agreement whereby the Company sold a participation interest in the loan held with DE Gateway Center Other Units LLC equal to approximately 5.2% of a $14.5 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $750,000.

In accordance with the Company’s participation agreements, the lenders shall split all interest payments and fees from the loan according to their respective participation interest in the loan, and the Company shall serve as the lead lender, responsible for servicing of the loan. The Company shall have consent rights over certain major decisions related to the loan. If either lender disagrees over a major decision, then either party may initiate a buy/sell offer to the other lender whereby one lender’s entire participation interest in the loan may be bought or sold by the other lender according to the terms of the participation agreement. Through December 31, 2023, all minority participations have been sold at par.

6. Bonds payable

During the year ended December 31, 2023, the Company issued $27.91 million and $0.43 million of A Bonds and Ra Bonds (collectively, the “Bonds”), respectively. No Bonds were issued during the year ended December 31, 2022. The Bonds are unsecured obligations and rank junior to senior secured indebtedness. The maturity date of the Bonds is December 31, 2028. The Company has incurred debt issuance costs related to the bond offerings, and such costs have been capitalized and amortized through the maturity of each bond series, as applicable. As of December 31, 2023 and December 31, 2022, the total debt issuance costs incurred by the Company were approximately $2.31 million and $0, respectively. During the years ended December 31, 2023 and December 31, 2022, $225,950 and $0 were amortized to bond interest expense, respectively.

23

Red Oak Capital Fund VI, LLC Notes to Financial Statements December 31, 2023 and December 31, 2022

6. Bonds payable (continued)

Bonds payable as of December 31, 2023 and December 31, 2022 are comprised of the following:

	12/31/2023	12/31/2022
Series A Bonds payable, gross	$27,906,000	$-
Series Ra Bonds payable, gross	430,000	-
Debt issuance costs (unamortized balance)	(2,087,208)	-
Total bonds payable, net	$26,248,792	$-

The Company anticipates making quarterly interest payments to the A and Ra bondholders at a rate of 8.00% and 8.65% per annum, respectively. For the years ended December 31, 2023 and December 31, 2022, the Company incurred bond interest expense of $1,592,883 and $0, respectively. Additionally, certain bondholders have prepaid bond interest for the period from the first date of the quarter prior to their bond purchase through the bond closing date. Such prepayment entitles these bondholders to a full quarterly interest payment. During the years ended December 31, 2023 and December 31, 2022, $189,745 and $0 of interest was prepaid by bondholders, respectively. Prepaid bond interest payable of $21,459 and $0 remained outstanding at December 31, 2023 and 2022, respectively.

In accordance with the Offering Documents and Indenture, a Bond Service Reserve account was established with the Company’s trustee, UMB Bank. As required, the Company will keep 3.75% of gross offering proceeds with the trustee for a period of one year following the first closing date of January 23, 2023.

The A and Ra Bonds will be redeemable beginning January 1, 2027. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond.

The Company’s obligation to redeem bonds in any given year pursuant to this Optional Redemption is limited to 15% of the outstanding principal balance of the Bonds on January 1st of the applicable year. Bond redemptions pursuant to the Optional Redemption will occur in the order that notices are received.

Future maturities of bonds payable are as follows:

Years ending December 31,	Amount
2024	$-
2025	-
2026	-
2027	-
2028	28,336,000
Total bonds payable	$28,336,000

7. Member’s capital

The Company has two classes of membership interests, Common Units and Series A Units. Common Units hold 100% of the voting interests. For the years ended December 31, 2023 and December 31, 2022, the Managing Member, as sole holder of the Common Units, made capital contributions of $200 and $0, respectively, and received no distributions. As of December 31, 2023, the Managing Member held approximately 1 Common Unit.

24

Red Oak Capital Fund VI, LLC Notes to Financial Statements December 31, 2023 and December 31, 2022

7. Member’s capital (continued)

Red Oak Capital Holdings, LLC, the Company’s Sponsor, has committed to contribute $1.5 million in exchange for 6,000 Common Units in the Company, which may be called at time and in amounts in the discretion of the Managing Member.

For the years ended December 31, 2023 and December 31, 2022, capital contributions by Series A Unitholders totaled $18.59 million and $0, respectively. As of December 31, 2023, the Series A Unitholders held 18,592 Series A Units.

For the years ended December 31, 2023 and December 31, 2022, capital distributions totaled $908,003 and $0, respectively, which included accumulating but unpaid preferred distributions of $471,300 and $0, respectively. See Note 9. The Company makes quarterly preferred return payments to the Series A Unitholders at a rate of 8.00% per annum. The Company also anticipates making one additional annual preferred return payment to the Series A Unitholders at a rate of 1.5% per annum. Any excess cash available for distribution will be distributed to the Common Unitholders. Additionally, certain Series A Unitholders have prepaid their preferred return for the period from the first date of the quarter prior to their unit purchase through the equity closing date. Such prepayment entitles these unitholders to a full quarterly preferred return payment. During the years ended December 31, 2023 and December 31, 2022, $89,024 and $0 of preferred return was prepaid by unitholders, respectively. Prepaid Series A preferred return payable of $17,408 and $0 remained outstanding at December 31, 2023 and 2022, respectively, and is included in distributions payable.

Series A Units are redeemable beginning on the third anniversary of the first issuance of Series A Units to the holder. Once the Company receives written notice from the unitholder, it will have 90 days from the date such notice is provided to redeem the holder’s Series A Units at a price per unit equal to (i) $800 if the notice is received on or after the date of the third anniversary but prior to the fourth anniversary, and (ii) $1,000 if the notice is received on or after the fourth anniversary, plus any accrued but unpaid preferred return payments.

The Company’s obligation to redeem the Series A Units in any given year pursuant to this optional redemption is limited to 30% of the outstanding Series A Units on January 1st of the applicable year. The Company also has the right to delay or suspend Series A Unit redemptions if the Manager determines that the payment of the redemptions would harm remaining Unitholders, cause a default or violate covenants with any credit facilities of the Company, or materially impair the Company’s ability to operate. Unit redemptions pursuant to the optional redemption will occur in the order that notices are received.

8. Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

9. Subsequent events

On January 25, 2024, the Company executed a quarterly interest payment to the Bondholders in the amount of $539,942. The interest payment covered all interest accrued from October 1, 2023 through December 31, 2023.

On January 25, 2024, the Company executed a quarterly preferred distribution to the Series A Unitholders in the amount of $334,938. On February 13, 2024, the Company made an additional annual distribution to the Series A Unitholders in the amount of $136,362. These payments covered all remaining accrued but unpaid preferred distributions at December 31, 2023.

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Red Oak Capital Fund VI, LLC Notes to Financial Statements December 31, 2023 and December 31, 2022

9. Subsequent events (continued)

On March 7, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with Ocean Shores Property Owner, LLC equal to approximately 4.2% of a $7.7 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $325,000.

On March 7, 2024, the Company entered into an Amended and Restated Loan Participation and Servicing Agreement whereby the Company sold an additional participation interest in the loan held with DE Gateway Center Other Units LLC equal to approximately 2.2% of a $14.5 million senior secured loan to Oak Institutional Credit Solutions, LLC, a related party and Delaware limited liability company, for a purchase price of $325,000.

On March 15, 2024, the Company entered into a loan agreement with Panda High Plains Hemp Gin Real Estate, LLC, a Delaware limited liability company, to provide a $10.15 million senior secured mortgage loan. The mortgage loan holds a variable interest rate of 30-day SOFR rate plus 525 basis points, which equated to an all-in rate of 10.5% at time of closing. The loan matures on February 14, 2025, though such maturity date can be extended for up to two consecutive 6-month periods per the terms of the loan agreement. The underlying property is an industrial manufacturing plant located in Texas.

The financial statements were approved by management and available for issuance on April 22, 2024. Subsequent events have been evaluated through this date.

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Item 8. Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund VI, LLC

(2)(b)	Limited Liability Company Agreement of Red Oak Capital Fund VI, LLC

(3)(a)	Form of Indenture

(3)(b)	Form of A Bond

(3)(c)	Form of Ra Bond

(4)	Subscription Agreement

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-K and has duly caused this Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte of North Carolina on April 22, 2024.

RED OAK CAPITAL FUND VI, LLC,

a Delaware limited liability company

By:	Red Oak Capital Holdings, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Holdings Management, LLC,
a Delaware limited liability company
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Manager

By:	/s/ Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager

By:	/s/ Raymond Davis
Name:	Raymond Davis
Its:	Manager

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Sole Member of the Manager
(Principal Executive Officer)

By:	/s/ Thomas McGovern
Name:	Thomas McGovern
Its:	Chief Financial Officer of the Sole Member of the Manager
(Principal Financial Officer and Principal Accounting Officer)

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